[BOLT TECHNOLOGY CORPORATION LETTERHEAD]

April 3, 2009

By EDGAR and Fed Ex

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Technology Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 12, 2008
Definitive Proxy
Filed October 24, 2008
Form 10-Q for the Period Ended December 31, 2008
Filed February 9, 2009
Response Letter
Filed February 19, 2009
File No. 1-12075

Dear Ms. Parker:

We have carefully considered each of the comments set forth in your letter of March 16, 2009 regarding your review of the Bolt Technology Corporation Form 10-K for the fiscal year ended June 30, 2008, Definitive Proxy Statement filed on October 24, 2008 and Form 10-Q for the period ended December 31, 2008 and have responded to them in the enclosed attachment. For your convenience, we have included the original text of comments from your letter of March 16, 2009 followed by our response.

Should you have any further questions and/or require additional information please contact the undersigned.

Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph Espeso
Joseph Espeso
Chief Financial Officer

Attachment

Attachment
(Page 1)

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.	We note that you have requested confidential treatment of certain portions of your response letter. Please file a copy of your application for confidential treatment as CORRESP and ensure that you omit the confidential exhibits. If you file the exhibits, we will not be able to grant them confidential treatment.

The Company filed its application for confidential treatment (without the confidential exhibits) of certain portions of its February 19 response letter as CORRESP on March 20, 2009.

Major Customers, page 5

2.	We note your response to prior comment 5 and reissue it. Please explain in better detail why you do not need to file as material any agreements with Compagnie Generale de Geophysique-Veritas, Schlumberger Limited or Petroleum Geo-Services, which accounted for 17%, 15% and 10% of your consolidated sales in 2008, respectively. Tell us whether you have any master agreements with these customers and if so, why these do not need to be filed. In this regard, you state that “The loss of any of the above customers or a significant decrease in the amount of their purchases could have a material adverse effect on the Company.” If you do not have written agreements or do not intend to file any agreements covering these relationships, expand the disclosure in this section and in the risk factor on page 7 relating to “Loss of any major customers. . .” to disclose the fact that your relationship with these entities are not covered by agreements but are covered on a case-by-case basis, for example.

[***CONFIDENTIAL INFORMATION OMITTED***]

[This portion of the response to this question is included in the Company’s separate confidentiality request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. In accordance with Rule 83, the Company has submitted one copy of the omitted portion of the response to this question, together with an index identifying all documents as to which confidentiality is being requested, with such confidentiality request.]

The Company notes the Commission’s comment regarding disclosure and proposes revising its future disclosure relating to “Major Customers” in its Form 10-K. The proposed revised disclosure, marked to show changes from the Company’s most recent Form 10-K, is as set forth below:

“Purchases of the Company’s products by these customers are typically based on a purchase order or contract relating to a specific order. The loss of any of the above customers or a significant decrease in the amount of their purchases could have a material adverse effect on the Company.”

Attachment

(Page 2)

The Company also proposes revising the Company’s future disclosure relating to how “Loss of any major customer or consolidation among major customers could materially and adversely affect our results of operations and financial condition” included under “Company Specific Risks” in the Company’s Form 10-K. The proposed revised disclosure, marked to show changes from the Company’s most recent Form 10-K, is as set forth below:

“We have a concentration of business with a small number of major customers who are independent contractors performing marine seismic surveys on behalf of major oil companies. Sales to these major customers are significant in relation to our consolidated revenues. In addition, a large percentage of our consolidated accounts receivable balance at the end of any accounting period is from these customers. Purchases of the Company’s products by these customers are typically based on a purchase order or contract relating to a specific order. The loss of any major customer or a significant decrease in the amount of its purchases could have a material and adverse impact on our results of operations and financial condition. This risk would increase if consolidation of oil service companies continues. Additional information relating to concentration of business with a small number of major customers is provided in Note 13 to the Consolidated Financial Statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 6 Inventories, page F-13

3.	We note your response to prior comment number 3 from our letter dated January 30, 2009. Please tell us how you determined the time frames for your slow moving inventory are appropriate, the basis on which your reserve percentages have been developed and how often you review the reserve requirement percentages. Also, explain your basis for concluding that the respective percentage reserve requirements for each category of slow moving inventory are reasonable. In this regard, explain why you believe that inventory items with no movement for three, four and five or more years is eighty five percent, seventy five percent and fifty percent recoverable, respectively. As part of your response, explain how you considered factors such as obsolescence and the useful life of the underlying equipment in determining the percentage reserve requirements and total inventory valuation allowance.

Attachment

(Page 3)

The time frames and percentage reserve requirements for slow moving inventory are estimates established by management based on experience and the exercise of professional judgment. As indicated in the Company’s filings with the Securities and Exchange Commission, the inventory valuation reserve is a significant estimate made by management. Management reviews the adequacy of the percentage reserve requirements on a quarterly basis.

A major consideration in developing the percentage reserve requirements is the movement and/or years of supply of inventory on hand. The longer the time period in which there has been no inventory movement and/or the higher the number of years of supply on hand, the higher the probability that slow moving inventory may be over-valued and/or may become fully obsolete, at which time the inventory is scrapped. Therefore, the percentage reserve requirement that is applied to inventory categories increases as the “no movement” time period/years of supply increases.

In determining the percentage reserve requirements, management has estimated recovery values to be 85%, 75%, and 50% at certain “no movement” time periods and/or years of supply in order to establish a reserve to adequately cover inventory that may eventually become obsolete and that would be scrapped. These recovery values take into consideration the following factors relating to the Company’s inventory:

1.	The Company’s inventory has not been significantly affected by technological obsolescence.

2.	The Company’s inventory consists mainly of components that have an indefinite useful life while in stock.

3.	The Company’s slow moving inventory can be reworked into saleable items or sold as scrap metal (many components are made of steel, copper, gold and other reusable metals).

4.	The Company’s historical experience has demonstrated that there is demand for slow moving inventory.

Since fiscal 2004, $1,233,000 of obsolete inventory was scrapped and charged to the reserve for inventory valuation. The balance of the reserve during this period was sufficient to absorb the cost of scrapped inventory. This confirms that the Company’s estimates relating to percentage reserve requirements and periodic adjustments to the reserve have been adequate.

Attachment

(Page 4)

Note 13 – Segment and Customer Information, page F-20

4.	We note your response to prior comment number 4 from our letter dated January 30, 2009, including your conclusion that Bolt, A-G and RTS each represent separate operating segments. SFAS 131, paragraph 17 indicates, in part, that separate operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics and are similar in each of five defined areas. SFAS 131, paragraph 17 also indicates that similar long term average gross margins for two operating segments would be expected if their economic characteristics were similar. SFAS 131, paragraph 73 indicates that aggregation is appropriate if operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. In light of this guidance, explain to us in greater detail why you believe your operating segments have similar economic characteristics. As part of your response, tell us the long term average gross margin for each of your operating segments. Explain how the average margins were calculated, and provide the gross margin for each annual period, and any subsequent interim period, included in the period over which the average has been calculated. Separately, provide us with sales and income before taxes for each of your operating segments for each of the last three years. Explain how you considered absolute differences in sales, gross margin and income before taxes, as well as changes in the amount and direction of these measures between periods, in concluding that your operating segments have similar economic characteristics. In this regard, we note that sales for Bolt decreased during the three and six month periods ended December 31, 2008, while sales for A-G and RTS increased over the same periods. Further, we note that there appear to be significant differences in the absolute value of, and the period to period change in, income before taxes as a percentage of sales for each of your three operating segments.

As stated in the Company’s response letter dated February 19, 2009, “The Company operates in one reportable segment because it strategically manages its operating segments as one enterprise for purposes of resource allocation, expected performance and prospects of future cash flows based on the level of marine seismic exploration surveys. In addition, each operating segment shares the same customers, who use the Company’s products for the same end use (marine seismic exploration surveys). The economic similarities of each operating segment result in a management approach of strategic decision-making for the operating segments as a single enterprise.” In addition, in that response, the Company also discussed its evaluation of paragraph 17 of SFAS 131 and demonstrated that it met the five criteria for aggregating two or more operating segments into one reportable segment.

The Company has carefully reviewed the guidance provided by SFAS 131 and believes that its three operating segments can be aggregated and reported as one segment – oilfield

Attachment

(Page 5)

services equipment – because the economic characteristics of each of the Company’s operating segments exhibit similar trends and therefore can be expected to have the same future prospects. The Company’s operating segments also have similar qualitative economic characteristics, some of which were listed in the Company’s February 19 response, as enumerated below:

1.	Each operating segment operates in the same industry – marine seismic exploration.

2.	The products of the operating segments are each critical and integral components for conducting marine seismic exploration surveys.

3.	The level of worldwide oil and gas marine exploration surveys is primarily responsible for sales in each of the Company’s three operating segments.

4.	The Company’s products have similar risk factors as discussed in the Company’s Form 10-K for the fiscal year ended June 30, 2008 and have similar sales terms and conditions.

5.	Each operating segment must maintain an efficient skilled labor force and engineering capability to successfully compete.

6.	Each operating segment’s sales are denominated in U.S. dollars.

7.	Each operating segment has substantial foreign sales.

8.	The awarding of a contract to one of the Company’s operating segments will often have a positive impact on its other operating segments.

[***CONFIDENTIAL INFORMATION OMITTED***]

[This portion of the response to this question is included in the Company’s separate confidentiality request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. In accordance with Rule 83, the Company has submitted one copy of the omitted portion of the response to this question, together with an index identifying all documents as to which confidentiality is being requested, with such confidentiality request.]

Conclusion

The Company believes that its three operating segments (Bolt, A-G and RTS) have similar economic characteristics. As noted in the answer to Question 8 to the FASB Staff Implementation Guide for SFAS 131, similar GM is only one of several possible indicators of similar economic characteristics. Other indicators of similar economic characteristics are acceptable under SFAS 131 where appropriate. The Company believes that the appropriate indicators of similar economic characteristics for its business

Attachment

(Page 6)

are trends for sales, GM, IBT and IBT as a percentage of sales, as these relate to long-term future prospects. Sales, GM, IBT and IBT as a percentage of sales for the Company’s three operating segments, as presented above, demonstrate similar trends over the three year period ending June 30, 2008. The Company firmly believes that the qualitative factors and quantitative factors relating to trends described above outweigh the absolute differences in GM for the Company’s three operating segments. For these reasons, the Company believes that it is appropriate to aggregate its three operating segments into one reportable segment: oilfield services equipment.

Definitive Proxy Filed October 24, 2008

Executive Compensation, page 13

5.	We have considered your response to comment eight from our letter dated January 30, 2009, and we are reissuing the comment. Please provide a detailed explanation of (1) which “similarly situated” companies you considered; (2) on what basis you determined that these companies were “similarly situated” for purposes of determining executive compensation; and (3) whether you considered the compensation practices of these companies in determining elements of compensation other than base salary.

The Compensation Committee’s determination of base salaries for the Company’s executive officers is based on the general business experience of its members and their belief that the Company’s compensation is competitive and reasonable based on such general business experience. The Compensation Committee does not have a program to review base salaries of executive officers at other companies as part of this determination. The reference in our disclosure to “the compensation of executive officers with similar responsibilities in similarly situated companies” was intended to refer, in a general way, to the Compensation Committee’s belief that base salaries of the Company’s Named Executive Officers are competitive and reasonable; it was not intended to indicate that the Compensation Committee considers base salaries of executive officers at other companies.

In our last response, we proposed revising the Company’s future disclosure to state that the Company does not engage in benchmarking. To clarify that the Company does not consider base salaries of executive officers at other companies, we propose a further revision to our future disclosure. The proposed revised disclosure, marked to show changes from the Company’s most recent proxy statement, is set forth below:

“The Compensation Committee seeks to maintain base salaries for the Company’s executive officers at levels that the Compensation Committee~~,~~ believes are competitive and reasonable based on its general business experience~~, believes are competitive with the~~

Attachment

(Page 7)

~~compensation of executive officers with similar responsibilities in similarly situated companies~~. In making decisions as to the base salaries of the Company’s executive officers, the Compensation Committee does not engage in benchmarking by using specific compensation data about other companies as a reference point.”

Form 10-Q for the Period Ended December 31, 2008

6.	We note the disclosure appearing on pages 18 and 19 of your quarterly report on Form 10-Q for the six months ended December 31, 2008 that describes differences in when vessels are placed in service may result in an “uneven” sales pattern for new air guns. This disclosure indicates that you believe that the decrease in air gun sales during the six months ended December 31, 2008, was attributable, in part, to this pattern. Explain to us how you considered this “uneven” sales pattern in concluding that the nature of the products in each of your operating segments is similar.

The Company believes that six months is not a sufficient period of time on which to base a determination as to whether the increase or decrease of air gun sales demonstrates a “similar economic characteristic.” Furthermore, based on its understanding of historical data and trends in the oilfield services equipment segment, the Company believes that the “uneven sales pattern” described in the disclosure appearing on pages 18 and 19 of the Company’s Quarterly Report on Form 10-Q for the six months ended December 31, 2008, represents a temporary variation in air gun sales. Since the Company views variations resulting from the uneven sales pattern to be temporary, the decrease in air gun sales attributable to this pattern does not affect the Company’s conclusion that the nature of the products in each of its operating segments is similar.

The Company notes that the answer to Question 8 to the FASB Staff Implementation Guide for SFAS 131 supports this analysis. The answer states, in pertinent part:

Statement 131 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.

The Company believes that on a long-term basis, the sales and operating performance of our operating segments will continue to trend in a similar direction, notwithstanding temporary variations resulting from the “uneven sales pattern”. Accordingly, based on the economic characteristics and criteria discussed in response to Question 4 in the Company’s February 19, 2009 letter and the analysis presented in response to Question 4 of this letter, the Company believes it is appropriate to aggregate its operating segments into one reportable segment: oilfield services equipment.